UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

INSPIRATO INCORPORATED

(Name of Issuer)

Class A Common Stock, par value $ 0.0001 per share
(Title of Class of Securities)

45791E 107
(CUSIP Number)

Payam Zamani
1820 Bonanza Street
Walnut Creek, California 94596
(925) 983-3401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Derek Dostal
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4322

August 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E 107

1.	Names of Reporting Persons. One Planet Group LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,215,271 shares of Class A common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,215,271 shares of Class A common stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,271 shares of Class A common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,215,271 shares of Class A common stock held by One Planet Group LLC and an affiliated entity (the “Affiliated Entity”) controlled by One Planet Group LLC but excludes 120,000 shares of Class A common stock transferred on August 13, 2024, for no additional consideration, to certain persons affiliated with Mr. Payam Zamani over which neither Mr. Zamani nor One Planet Group LLC exercises voting or dispositive power. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and the Affiliated Entity. As a result, 915,271 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while the 300,000 shares of Class A common stock held by the Affiliated Entity may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.

(2)	Based on the total of 3,818,727 shares of Class A common stock outstanding as of August 8, 2024 (before giving effect to the Tranche 1 Purchase (as defined below) and excluding the shares of Class V common stock outstanding as of such date) according to the Company’s quarterly report on Form 10-Q filed on August 14, 2024.

CUSIP No. 45791E 107

1.	Names of Reporting Persons. Payam Zamani
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,215,271 shares of Class A common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,215,271 shares of Class A common stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,271 shares of Class A common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 1,215,271 shares of Class A common stock held by One Planet Group LLC and an affiliated entity (the “Affiliated Entity”) controlled by One Planet Group LLC but excludes 120,000 shares of Class A common stock transferred on August 13, 2024, for no additional consideration, to certain persons affiliated with Mr. Payam Zamani over which neither Mr. Zamani nor One Planet Group LLC exercises voting or dispositive power. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and the Affiliated Entity. As a result, 915,271 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while the 300,000 shares of Class A common stock held by the Affiliated Entity may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.

(2)	Based on the total of 3,818,727 shares of Class A common stock outstanding as of August 8, 2024 (before giving effect to the Tranche 1 Purchase (as defined below) and excluding the shares of Class V common stock outstanding as of such date) according to the Company’s quarterly report on Form 10-Q filed on August 14, 2024.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Inspirato Incorporated (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 1544 Wazee Street, Denver, Colorado 80202. The Issuer’s Class A common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “ISPO.”

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by One Planet Group LLC (“OPG”) and Payam Zamani (together with OPG, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The address for the principal business address of the Reporting Persons is 1820 Bonanza Street Walnut Creek, California 94596.

(c)	The principal business of the Reporting Persons is private equity investments. Mr. Zamani serves as the President and Chief Executive Officer of OPG.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	OPG was organized in the state of Delaware and Mr. Zamani is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are deemed to beneficially own an aggregate of 1,215,271 shares of Class A common stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Class A common stock consisted solely of the working capital of OPG.

On August 12, 2024, the Company entered into an investment agreement (the “Investment Agreement”) with OPG, relating to the issuance and sale to OPG of (i) 1,335,271 shares (the “Tranche 1 Shares”) of Class A common stock for an aggregate purchase price of $4,579,980 (such transaction, the “Tranche 1 Purchase”) and (ii) 1,580,180 shares of Class A common stock (the “Tranche 2 Shares”) for an aggregate purchase price of $5,420,020 and an accompanying warrant (the “Warrant”) to purchase up to 2,915,451 shares of Class A common stock (the “Warrant Shares”) (such transaction, the “Tranche 2 Purchase”). In addition, pursuant to the Investment Agreement, OPG was granted an option (the “Option”) to acquire an additional number of shares of Class A common stock with an aggregate purchase price of up to $2,500,000, where the purchase price for each share will be the same as the per share purchase price in the Tranche 1 Purchase and the Company will deliver a number of warrants equal to the number of shares of Class A common stock being purchased as part of the Option (such shares and warrants being collectively referred to as the “Optional Securities”). The transactions contemplated by the Investment Agreement are collectively referred to as the “Transactions”.

The closing of the Tranche 1 Purchase occurred on August 13, 2024 (the “Tranche 1 Closing”), immediately following which 120,000 shares of Class A common stock were transferred, for no additional consideration, to certain persons affiliated with Mr. Zamani over which neither Mr. Zamani nor OPG exercises voting or dispositive power. The closing of the Tranche 2 Purchase is expected to take place on September 13, 2024, or as soon as practicable thereafter following the satisfaction of certain closing conditions (the “Tranche 2 Closing,” with each of the Tranche 1 Closing and the Tranche 2 Closing being referred to as a “Closing”). The Tranche 2 Closing is conditioned upon the approval by the Company’s stockholders at a special meeting of stockholders (the “Special Meeting”) of a proposal to authorize the issuance of the Tranche 2 Shares, the Warrant, the Warrant Shares, and the Optional Securities, to the extent such approval is required under the rules of the Nasdaq Stock Market LLC (such proposal, the “Nasdaq Proposal”), in addition to other customary closing conditions.

The foregoing description of the Investment Agreement and the Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is attached here as Exhibit 1.

Item 4. Purpose of Transaction.

The information furnished in Items 3 and 5 herein above is incorporated into this Item 4 by reference.

The Transactions include a cash infusion, the issuance of warrants and subsequent managerial and structural changes designed to enhance the Company’s strategic alignment and operational efficiency. Upon consummation of the Tranche 1 Purchase, Mr. Zamani was appointed as the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors (the “Board”).

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the aggregate number of shares of Class A common stock beneficially owned by the Reporting Persons is 1,215,271 (which includes 300,000 shares of Class A common stock held by the Affiliated Entity). Payam Zamani is the President and CEO of OPG. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by OPG and its affiliates. As a result, 915,271 shares of Class A common stock may be deemed to be directly beneficially owned by OPG and indirectly beneficially owned by Mr. Zamani, while the 300,000 shares of Class A common stock held by the Affiliated Entity may be deemed to be indirectly beneficially owned by both OPG and Mr. Zamani.

(b)	The number of shares of Class A common stock as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote: 1,215,271;

(ii)	Shared power to direct the vote: 0;

(iii)	Sole power to dispose or direct the disposition of: 1,215,271; and

(iv)	Shared power to dispose or direct the disposition of: 0.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 3, neither Reporting Person has affected any other transactions in the shares of the Issuer during the past 60 days.

(d)	To the knowledge of each Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information furnished in Items 3 and 4 herein above is incorporated into this Item 6 by reference.

Investment Agreement

The Investment Agreement includes customary representations, warranties and covenants by the Company. Subject to certain limitations, the Investment Agreement also provides OPG with the right to designate up to three members of the Board and certain registration rights with respect to the Tranche 1 Shares, the Tranche 2 Shares, the Warrant Shares and the Optional Securities.

The Investment Agreement provides that, during the period from the date of the Investment Agreement until the Tranche 2 Closing or the earlier termination of the Investment Agreement in accordance with its terms, the Company is subject to certain restrictions on its ability to solicit alternative transaction proposals from third parties, provide non-public information to third parties or engage in discussions with third parties regarding alternative transaction proposals.

The Investment Agreement provides that the Tranche 2 Purchase may be terminated in certain circumstances prior to the Tranche 2 Closing, including (i) by mutual agreement of OPG and the Company, with the approval of the Board; (ii) by either OPG or the Company, if the Tranche 1 Purchase or the Tranche 2 Purchase has been permanently restrained, enjoined or otherwise prohibited from being consummated; (iii) automatically, if (A) the Tranche 1 Closing has not occurred on or prior to August 17, 2024 or (B) the Tranche 2 Closing has not occurred on or prior to October 11, 2024 (in each case, unless otherwise mutually agreed by the Company and OPG in writing); or (iv) by either OPG or the Company, if, prior to the relevant Closing, there is an uncured breach by the other party to the Investment Agreement. Upon termination of the Investment Agreement in respect of only the Tranche 2 Shares, the Warrant, the Warrant Shares and the Optional Securities, the terms of the Investment Agreement will remain in effect insofar as they relate to the Tranche 1 Purchase. The Optional Securities will be issued only if the Tranche 2 Closing occurs.

The foregoing description of the Investment Agreement and the Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is attached here as Exhibit 1.

The Warrant

The Warrant will be exercisable at an exercise price of $3.43 per share, subject to customary adjustments set forth in the Warrant for stock splits and similar transactions. The Warrant will be exercisable in whole or in part beginning on the date of the Tranche 2 Closing (the “Commencement Date”) and until (i) the date which is five years after the Commencement Date or (ii) in the case of Fundamental Change (as defined in the Warrant) which is publicly announced before the date described in clause (i) above but which closes after the date described in clause (i) above, the closing date of such Fundamental Change. OPG may exercise part or all of the Warrant via a cashless exercise mechanism set forth in the Warrant. The exercise price of the Warrant, and the number of Warrant Shares, will be adjusted proportionately if the Company subdivides its shares of Class A common stock into a greater number of shares or combines its shares of Class A common stock into a smaller number of shares. OPG will have the right to receive an instrument of a successor entity that is comparable to the Warrant, or to have its Warrant repurchased, in certain circumstances involving business combination and similar transactions.

The foregoing description of the Warrant does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Warrant, a copy of which is attached as Exhibit A to Exhibit 1 hereto.

Voting Agreements

Contemporaneously with the execution of the Investment Agreement, certain stockholders of the Company, including the directors and executive officers of the Company, representing approximately 49% of the voting power of the Class A common stock and the Class V common stock, $0.0001 par value per share, of the Company (collectively, the “Voting Shares”), entered into voting agreements (collectively, the “Voting Agreements”) with the Company and OPG, pursuant to which, among other things, such stockholders agreed to vote their respective Voting Shares in favor of the Nasdaq Proposal and not to transfer their respective Voting Shares until the date that is one business day after the record date to be set forth in the proxy statement to be provided in connection with the Nasdaq Proposal. The Voting Agreements do not preclude any director, in his or her capacity as such, from exercising his or her fiduciary duties and electing to terminate the Investment Agreement in the circumstances permitted in the Investment Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Voting Agreement, a copy of which is attached here as Exhibit 2.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Investment Agreement, dated as of August 12, 2024, between the Company and OPG (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39791), dated August 15, 2024 and incorporated herein by reference).

Exhibit 2	Form of Voting Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39791), dated August 15, 2024 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024

One Planet Group LLC

By:	/s/ Payam Zamani
	Name: Title:	Payam Zamani President and Chief Executive Officer

Payam Zamani

By:	/s/ Payam Zamani
	Name:	Payam Zamani